Exhibit 12.1

Wal-Mart Stores, Inc.
Ratio of Earnings to Fixed Charges

	Six Months Ended		Fiscal Years Ended
	July 31,		January 31,
(Amounts in millions)	2016	2015	2016	2015	2014	2013	2012
Income from continuing operations before income taxes	$10,313	$10,382	$21,638	$24,799	$24,656	$25,662	$24,332
Capitalized interest	(19)	(18)	(39)	(59)	(78)	(74)	(60)
Consolidated net income attributable to the noncontrolling interest	(253)	(102)	(386)	(736)	(673)	(757)	(688)
Adjusted income before income taxes	10,041	10,262	21,213	24,004	23,905	24,831	23,584

Fixed charges:
Interest (1)	1,192	1,428	2,587	2,520	2,413	2,325	2,382
Interest component of rent	418	444	836	916	933	859	790
Total fixed charges	1,610	1,872	3,423	3,436	3,346	3,184	3,172
Income before income taxes and fixed charges	$11,651	$12,134	$24,636	$27,440	$27,251	$28,015	$26,756
Ratio of earnings to fixed charges	7.2	6.5	7.2	8.0	8.1	8.8	8.4
(1) Includes interest on debt, capital leases and financing obligations, amortization of debt issuance costs and capitalized interest.